Exhibit 99.1

Acorn International Names Bethy Jie Wu as Vice President, Human Resources,

Announces Departure of David Leung From Board of Directors

SHANGHAI, China, June 15,2018 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) today announced that it has named Ms. Bethy Jie Wu as Vice President, Human Resources. Previously, Ms. Wu served as Acorn’s Senior Director, Human Resources. The Company also announced that Mr. David Leung has resigned from the Board of Directors for personal reasons effective June 15, 2018 in connection with his relocation back to the United States from China.

Acorn’s CEO and President Mr. Jacob A. Fisch noted “Since joining Acorn in 2017, Bethy has played a key role in shaping Acorn’s human resource policies, from influencing our corporate culture to talent acquisition and retention. We are pleased to elevate her to the role of Vice President, Human Resources and look forward to even more fully utilizing her experience in strategic human resource management as we move forward with our growth initiatives.”

Ms. Bethy Jie Wu is a seasoned HR professional, Ms. Wu possesses extensive experience in the full spectrum of strategic human resource management as well as in talent and organization consulting. Prior to joining Acorn in August 2017, Ms. Wu worked in Canada for 10 years since 2007 taking a few HR and business leadership roles with several leading North American companies, such as Director of HR and Corporate Culture at Door Components Canada and Head of Circulation & Customer Service at The Successful Inventors Group. Before moving to Canada, Ms. Wu served as the HR Director for Asia Pacific Region based in Shanghai at Hewitt Associates from 2001 to 2006. She was also the China HR head at Dun & Bradstreet from 1998 to 2001 and at AIG from 1995 to 1998. As an active member of HRPA (Human Resources Professional Association) in Canada since 2013, Ms. Wu is a holder of CHRL (Certified Human Resources Leader) and CHRP (Certified Human Resources Professional). She is also a certified MBTI (Myers-Briggs Type Indicator) facilitator. Ms. Wu received her Master’s Degree in International Relations and Bachelor’s Degree in History both from Nanjing University. She also finished her one-year research and studies at the Johns Hopkins University – Nanjing University Center for Chinese & American Studies.

Commenting on Mr. Leung’s departure, Mr. Robert W. Roche, Acorn’s Executive Chairman said, “We are grateful for David’s stewardship and contributions to our Board over the last few years and we wish him well in his next phase back in the U.S. We will continue to be open to adding a new highly qualified director or directors to our Board in the future.” Following Mr. Leung’s resignation, the Company has five directors, four of whom are independent.

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About Acorn International, Inc.

Co-founded in 1998 by Executive Chairman Robert Roche, Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its current business includes selling merchandise to consumers in China primarily through e-commerce and its outbound call center. For more information visit www.acorninternationalir.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," “potential,” and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Contact:

Acorn International, Inc.	Compass Investor Relations
Ms. Margaret Zhao	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151888	Phone: +1-310-528-3031
Email: Zhaoxiaojie@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

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